FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, June 25, 2004 Series 2004-6	333-113187

Name of Person Filing the Document
(If Other than the Registrant)


04033685

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: June 25, 2004

[TPW: NYLEGAL:235373.2] 17572-00182 05/21/2004 11:37 AM

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2004-6 and Impac CMB Grantor Trusts 2004-6-1 through 6

COLLATERALIZED ASSET-BACKED BONDS and COLLATERALIZED ASSET-BACKED GRANTOR TRUST CERTIFICATES, SERIES 2004-6

$2,200,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Structural Term Sheet — *Date Revised: June 16, 2004*

$2,200,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds and Collateralized Asset-Backed Grantor Trust Certificates, Series 2004-6

Class[(1)(2)]	Approximate Security Balance [(3)]	Tranche Type	WAL (Yrs.) Call/Mat [(4)(5)]	Modified Duration (Yrs.) Call/Mat [(4)(5)]	Payment Window (Mos.) Call/Mat [(4)(5)]	Expected Rating (Moody's / S&P) [(6)]	Last Scheduled Payment Date
1-A-1	205,000,000	Floating Rate Senior	2.29 / 2.72	2.24 / 2.63	1-57 / 1-170	Aaa/AAA	October 2034
1-A-2	1,368,000,000	Floating Rate Super Senior	2.29 / 2.72	2.25 / 2.64	1-57 / 1-170	Aaa/AAA	October 2034
1-A-3	152,000,000	Floating Rate Senior Support	2.29 / 2.72	2.24 / 2.63	1-57 / 1-170	Aaa/AAA	October 2034
2-A	172,500,000	Fixed Rate Senior	3.05 / 4.34	2.68 / 3.50	1-57 / 1-214	Aaa/AAA	October 2034
M-1 [(7)]	44,000,000	Floating Rate Mezzanine	2.36 / 2.87	2.30 / 2.76	1-57 / 1-214	Aa1/AAA	October 2034
M-2 [(7)]	71,500,000	Floating Rate Mezzanine	2.36 / 2.87	2.30 / 2.75	1-57 / 1-214	Aa2/AAA	October 2034
M-3 [(7)]	49,500,000	Floating Rate Mezzanine	2.36 / 2.87	2.30 / 2.74	1-57 / 1-214	Aa3/AA+	October 2034
M-4 [(7)]	49,500,000	Floating Rate Mezzanine	2.36 / 2.87	2.27 / 2.71	1-57 / 1-214	A1/AA+	October 2034
M-5 [(7)]	55,000,000	Floating Rate Mezzanine	2.36 / 2.87	2.27 / 2.70	1-57 / 1-214	A2/AA	October 2034
M-6 [(7)]	33,000,000	Floating Rate Mezzanine	2.36 / 2.87	2.25 / 2.68	1-57 / 1-214	A3/AA	October 2034
Total:	**$2,200,000,000**						

(1) The Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A Bonds are backed by the cash flows from the Group 2 Mortgage Loans. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates") are backed by the cash flows from the Mortgage Loans. Under limited circumstances, as described under "Priority of Payments" below, Cash Flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) The Bonds and Certificates are subject to a cap equal to the lesser of (i) 11.15% per annum for the Class 1-A Bonds and Class M Certificates and (ii) the applicable Available Funds Rate (as described below).

(3) The bond and certificate balances are subject to a +/-5% variance.

(4) The Bonds and Certificates are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the margin for the Class 1-A Bonds will increase 2.0x, (ii) the fixed rate for the Class 2-A Bonds will increase by 0.50% and (iii) the respective margins for the Class M Certificates will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Ido Gonen, (212) 553-0323.

(7) Each class of Class M Certificates will be divided into two components (each a "Class M Component"), each entitled to distributions from the related mortgage loan group, as more fully described in the prospectus supplement.

Trust:	Impac CMB Trust Series 2004-6.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before August 1, 2004 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before August 1, 2004, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Group 2 mortgage loans deposited into the Trust on the Closing Date and, with respect to the Group 2 Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriters:	Countrywide Securities Corporation (Lead Manager) with respect to a portion of the Class 1-A Bonds and Class M Certificates and all of the Class 2-A Certificates and UBS Securities LLC (Co-Manager) and Bear, Stearns & Co. Inc. (Co-Manager) with respect to a portion of the Class 1-A Bonds and Class M Certificates.
Indenture Trustee:	Wells Fargo Bank, N.A.
Custodian:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Ambac Assurance Corporation ("Ambac").
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Bonds (collectively, the "Class 1-A Bonds"), (ii) the Class 2-A Bonds and (iii) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "Class M Certificates").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class 1-A, Class 2-A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	June 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of June 1, 2004, or the origination date of such Mortgage Loan.

Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	June [16], 2004.
Expected Closing Date:	June [29], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in July 2004.
Accrued Interest:	The price to be paid by investors for the Class 1-A Bonds and Class M Certificates will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class 2-A Bonds will include accrued interest from June 1, 2004 up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Class 1-A Bonds and Class M Certificates and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class 2-A Bonds and any Payment Date, the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans and the Pre-Funded Amount is less than or equal to 20% of the Cut-off Date Balance, and (ii) the Payment Date occurring in July 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR and (ii) with respect to the Group 2 Mortgage Loans, 100% PPC, which assumes 6.00% CPR in month 1, an additional 1/11th of 14.00% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $2,180,013,453, of which: (a) approximately $2,000,000,017 consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $180,013,436 consist of a pool of fixed rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans" and together, with the Group 1 Mortgage Loans, the "Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool,

although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than $500,000,000 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the benefit of the Class 1-A Bonds and Class M Certificates. From the Closing Date to no later than July 30, 2004 (the "Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 1-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than $50,000,000 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the benefit of the Class 2-A Bonds and Class M Certificates. During the Funding Period, the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro rata, as a prepayment of principal on the Class 2-A Bonds and Class M Certificates on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Bond Interest Rate: The Bond Interest Rate on the Bonds, other than the Class 2-A Bonds, for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class (subject to increase in the event that the Optional Termination is not exercised), (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.15% for the Class 1-A and Class M Certificates.

The Bond Interest Rate on the Class 2-A Bonds for any Payment Date will be equal to the fixed rate of the Class 2-A Bonds (subject to increase in the event that the Optional Termination is not exercised).

Premium Rate: Approximately 5.92% and 3.07%, respectively, of the Group 1 Mortgage Loans and Group 2 Mortgage Loans, by Sample Pool Calculation Date Balance, are covered by lender-paid mortgage insurance policies. The "Group 1 Premium Rate" for any period will equal the premium rate of each insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for all the Group 1 Mortgage Loans. The "Group 2 Premium Rate" for any period will equal the premium rate of each insured Group 2 Mortgage Loan for that period expressed as a weighted average rate for all the Group 2 Mortgage Loans. The Group 1 Premium Rate and Group 2 Premium Rate of the Sample Pool is approximately 0.055% and 0.031%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.375]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Group 1 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.25]% as of the Closing Date), (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0017]%, (d) the Group 2 Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 1-A Bonds and the Class M Components related to the Group 1 Mortgage Loans immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group 2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the sum of the aggregate principal balance of the Class 2-A Bonds and the Class M Components related to the Group 2 Mortgage Loans immediately prior to such Payment Date, over (ii) the Group 2 Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Class M Available Funds Rate: For any Payment Date, the "Class M Available Funds Rate," as expressed on a per annum basis, will equal the weighted average of the Group 1 Available Funds Rate and the Group 2 Available Funds Rate, weighted on the basis of the unpaid principal balance of the related Class M Components.

Available Funds Rate: The Group 1 Available Funds Rate, the Group 2 Available Funds Rate, or the Class M Available Funds Rate.

Basis Risk Shortfall Carryforward:

Any shortfalls in interest payments on a Class of Bonds (other than the Class 2-A Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) for the Class 1-A Bonds and Class M Certificates, 11.15%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Class 1-A Bonds and Class M Certificates (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $1,257,662,700 on June 25, 2004 and will decline thereafter. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Class 1-A Bonds and Class M Certificates any Basis Risk Amounts, first, *pro rata*, to the Class 1-A Bonds, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, any Basis Risk Amounts relating to the Class 1-A Bonds and Class M Certificates. Any amounts received on the Derivative Contracts remaining after payment of Basis Risk Amounts relating to the Class 1-A Bonds and Class M Certificates will be available to pay the Class 1-A Bonds, Class 2-A Bonds and Class M Certificates in the same priority as described under "Priority of Payments." None of the Derivative Contracts will have a remaining term in excess of 59 months.

In any given period, the aggregate notional balance of the Derivative Contracts will not exceed the aggregate principal balance of the Class 1-A Bonds and Class M Certificates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached)*
1-A-1	Aaa/AAA	14.25%
1-A-2	Aaa/AAA	14.25%
1-A-3	Aaa/AAA	14.25%
2-A	Aaa/AAA	14.25% (Ambac Guaranteed)
M-1	Aa1/AAA	12.25%
M-2	Aa2/AAA	9.00%
M-3	Aa3/AA+	6.75%
M-4	A1/AA+	4.50%
M-5	A2/AA	2.00%
M-6	A3/AA	0.50%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in December 2004 after which time the required target Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off

Date Balance") and the Pre-Funded Amount (approximately $11,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The related component of the Class M Certificates will provide subordination to the Class 1-A Bonds and Class 2-A Bonds, as described under *"Realized Losses"* below. The Class 1-A-3 Bonds will provide additional subordination to the Class 1-A-2 Bonds only, to the extent described under *"Realized Losses"* below.

4. Bond Insurance Policy. Ambac Assurance Corporation will guarantee the ultimate payment of principal and current interest on the Class 2-A Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Civil Relief Act, as amended, shortfalls and Basis Risk Amounts. Ambac's claims-paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance of such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first by Excess Cash Flow, and then by the reduction of overcollateralization (if any).

With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Certificates and Class 1-A Bonds, beginning with the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, to the Class 1-A Bonds, *pro rata*, based on their then unpaid principal balance; provided, however, that any losses allocable to the Class 1-A-2 Bonds will instead be applied to the Class 1-A-3 Bonds until the Class 1-A-3 Bonds have been reduced to zero (any realized losses thereafter will reduce the outstanding principal balance of the Class 1-A-2 Bonds). Any Realized Losses allocated to the Class M Certificates and Class 1-A Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Any Realized Losses otherwise attributable to the Class 2-A Bonds and not covered as described above will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Class 2-A Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Principal Distributions:

Principal collected on the Mortgage Loans will be distributed on each Payment Date, *pro rata*, between (a) the Class 1-A Bonds (generally, from principal collected on the Group 1 Mortgage Loans) and the Class 2-A Bonds (generally, from principal collected on the Group 2 Mortgage Loans) and (b) the Class M Certificates (from principal collected on the Mortgage Loans) (such amount the "Principal Distribution Amount").

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees, private mortgage insurance premium fees and in the case of the Group 2 Mortgage Loans, the Ambac premium) will be distributed generally as follows:

1. Interest funds, sequentially, to (i) concurrently, (a) from collections related to the Group 1 Mortgage Loans, to the Class 1-A Bonds and (b) from collections related to the Group 2 Mortgage Loans, to the Class 2-A Bonds and (ii) from collections related to the Mortgage Loans, sequentially, to the Class M Certificates;
2. From available funds, on a pro rata basis, the Principal Distribution Amount to the Bonds;
3. From Group 2 available funds, to Ambac, as reimbursement for prior draws on the Bond Insurance Policy;
4. Excess Cash Flow, following the distributions described in clause 3 above, pro rata as principal (i) concurrently, to the Class 1-A Bonds and the Class 2-A Bonds and (ii) pro rata, to the Class M Certificates, to restore Overcollateralization to the required Overcollateralization Target amount, provided, however, that Excess Cash Flow from Group 1 will not be applied as principal to the Class 2-A Bonds and Group 2 components of the Class M Certificates and Excess Cash Flow from Group 2 will not be applied as principal to the Class 1-A Bonds and Group 1 components of the Class M Certificates, until the related Initial Overcollateralization Target has first been reached;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to (i) concurrently, to the Class 1-A Bonds and (ii) sequentially to the related component of the Class M Certificates, in respect of Allocated Realized Loss Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in Clause 5 above, sequentially, to (i) concurrently to the Class 1-A and Class 2-A Bonds and (ii) sequentially, to the related component of the Class M Certificates to cover any Unpaid Interest Shortfall Amounts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, sequentially, to the Class 1-A Bonds and the related component of the Class M Certificates, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
8. Any remaining Excess Cash Flow, following the distributions described in clause 7 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2004-6, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$205,000,000
Pass-Thru Margin (pre-step-up):	0.400%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	40	40	40	40
WAL (yr)	9.65	2.94	2.29	1.40	1.09
MDUR (yr)	8.98	2.86	2.24	1.39	1.09
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	58	46	46	46	46
WAL (yr)	19.92	3.48	2.72	1.66	1.29
MDUR (yr)	16.67	3.34	2.63	1.63	1.28
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Mar22	Aug18	Mar13	Apr11

Impac CMB Trust Series 2004-6, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$1,368,000,000
Pass-Thru Margin (pre-step-up):	0.390%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	39	39	39	39	39
WAL (yr)	9.65	2.94	2.29	1.40	1.09
MDUR (yr)	8.98	2.86	2.25	1.39	1.09
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	57	45	45	45	45
WAL (yr)	19.92	3.48	2.72	1.66	1.29
MDUR (yr)	16.70	3.34	2.64	1.63	1.28
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Mar22	Aug18	Mar13	Apr11

Impac CMB Trust Series 2004-6, Class 1-A-3

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$152,000,000
Pass-Thru Margin (pre-step-up):	0.490%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	49	49	49	49	49
WAL (yr)	9.65	2.94	2.29	1.40	1.09
MDUR (yr)	8.94	2.85	2.24	1.39	1.08
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	71	56	56	56	56
WAL (yr)	19.92	3.48	2.72	1.66	1.29
MDUR (yr)	16.48	3.33	2.63	1.63	1.28
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Mar22	Aug18	Mar13	Apr11

Impac CMB Trust Series 2004-6, Class 2-A

Price-Yield Sensitivity Report

Settlement:	6/29/04
Class Balance:	$172,500,000
Coupon (pre-step-up):	5.615%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at Par	5.63	5.57	5.54	5.48	5.43
WAL (yr)	9.26	3.82	3.05	1.99	1.60
MDUR (yr)	6.96	3.26	2.68	1.82	1.49
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
Yield at Par	5.82	5.70	5.69	5.68	5.66
WAL (yr)	18.77	5.30	4.34	2.94	2.45
MDUR (yr)	10.60	4.11	3.50	2.52	2.15
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-1

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$44,000,000
Pass-Thru Margin (pre-step-up):	0.550%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.87	2.92	2.30	1.44	1.13
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	68	59	59	60	60
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	16.36	3.47	2.76	1.74	1.38
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-2

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$71,500,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.85	2.92	2.30	1.44	1.13
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	74	65	65	65	65
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	16.27	3.46	2.75	1.74	1.38
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-3

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$49,500,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.80	2.91	2.30	1.43	1.13
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	86	75	76	76	76
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	16.08	3.45	2.74	1.73	1.37
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-4

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$49,500,000
Pass-Thru Margin (pre-step-up):	1.150%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.60	2.88	2.27	1.42	1.12
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	124	124	125	125
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	15.28	3.39	2.71	1.72	1.36
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-5

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$55,000,000
Pass-Thru Margin (pre-step-up):	1.300%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	130	130	130	130	130
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.53	2.87	2.27	1.42	1.12
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	158	140	140	141	141
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	15.03	3.37	2.70	1.71	1.36
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

Impac CMB Trust Series 2004-6, Class M-6

Price-DM Sensitivity Report

Settlement:	6/29/04
Class Balance:	$33,000,000
Pass-Thru Margin (pre-step-up):	1.550%

To Call:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	155	155	155	155	155
WAL (yr)	9.62	3.02	2.36	1.46	1.14
MDUR (yr)	8.42	2.85	2.25	1.42	1.12
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	Jul14	Jul10	Mar09	May07	Sep06

To Maturity:

Prepayment Assumption	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	188	166	167	168	169
WAL (yr)	19.82	3.65	2.87	1.78	1.40
MDUR (yr)	14.62	3.34	2.68	1.70	1.35
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May34	Sep25	Apr22	Oct16	Oct14

[Available Funds Rate Schedule and Collateral Tables to follow]

Class 1-A Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.15	3.15
2	3.50	9.83
3	3.85	10.35
4	4.65	11.32
5	4.07	10.90
6	3.81	10.81
7	4.09	11.25
8	4.60	11.98
9	5.21	12.74
10	4.97	12.66
11	5.03	12.86
12	5.03	13.00
13	5.40	13.50
14	5.50	13.74
15	5.64	14.01
16	5.82	14.31
17	5.82	14.42
18	6.01	14.74
19	6.15	15.01
20	6.32	15.27
21	6.61	15.65
22	6.23	15.30
23	6.23	15.27
24	6.44	10.65
25	6.92	11.22
26	6.99	11.32
27	7.07	11.42
28	7.30	11.69
29	7.19	11.59
30	7.60	12.18
31	7.50	12.22
32	7.53	12.33
33	8.12	12.99
34	7.56	12.41
35	7.79	12.68
36	7.71	10.45
37	8.06	10.99
38	7.92	10.89
39	7.94	10.92
40	8.18	11.21
41	7.96	10.97
42	8.40	11.73
43	8.23	11.56
44	8.27	11.65
45	8.78	12.26
46	8.30	11.70
47	8.57	12.04
48	8.45	11.93
49	8.74	12.27
50	8.53	12.03
51	8.55	12.06
52	8.81	12.38
53	8.58	12.12
54	8.93	12.56
55	8.74	12.32
56	8.77	12.37
57	9.59	13.35

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Class M Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	3.18	3.18
2	3.62	9.95
3	3.97	10.48
4	4.78	11.45
5	4.19	11.03
6	3.94	10.94
7	4.20	11.36
8	4.72	12.03
9	5.33	12.79
10	5.09	12.70
11	5.15	12.90
12	5.14	13.03
13	5.50	13.54
14	5.60	13.79
15	5.74	14.09
16	5.93	14.41
17	5.92	14.52
18	6.12	14.84
19	6.24	15.09
20	6.41	15.35
21	6.71	15.75
22	6.32	15.39
23	6.33	15.36
24	6.44	10.71
25	6.88	11.16
26	6.93	11.24
27	7.00	11.34
28	7.23	11.60
29	7.12	11.51
30	7.50	12.05
31	7.40	12.07
32	7.43	12.16
33	8.01	12.81
34	7.45	12.24

Period	Available Rate (2)	Available Rate (3)
35	7.68	12.51
36	7.53	10.17
37	7.85	10.66
38	7.71	10.55
39	7.72	10.58
40	7.96	10.85
41	7.75	10.63
42	8.15	11.30
43	7.98	11.13
44	8.01	11.21
45	8.50	11.78
46	8.03	11.26
47	8.29	11.57
48	8.16	11.45
49	8.44	11.77
50	8.23	11.54
51	8.24	11.56
52	8.49	11.86
53	8.27	11.61
54	8.59	12.02
55	8.40	11.79
56	8.43	11.83
57	9.21	12.75

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.